Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Parent Corporation)

Mellon Financial Corporation

    (Parent Corporation) (a)

	Quarter ended			Six months ended
(dollar amounts in millions)	June 30, 2005	March 31, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Income before income taxes and equity in undistributed net income (loss) of subsidiaries	$210	$108	$197	$318	$213
Fixed charges: interest expense and amortization of debt issuance costs	49	47	39	96	77
Total earnings (as defined)	$259	$155	$236	$414	$290
Ratio of earnings (as defined) to fixed charges	5.29	3.32	6.16	4.33	3.79
(a)	The parent corporation ratios include the accounts of Mellon Financial Corporation; Mellon Funding Corporation, a wholly owned subsidiary of Mellon that functions as a financing entity for Mellon and its subsidiaries by issuing commercial paper and other debt guaranteed by Mellon; and MIPA, LLC, a single member limited liability company wholly owned by Mellon, created to hold and administer corporate owned life insurance. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.